SEC

08027135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8-65257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DIVERSITY INVESTMENT CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 AVENUE OF THE AMERICAS, 35TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUAN CONSUEGRA **(212) 554-4900**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 Fifth Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUAN CONSUEGRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSITY INVESTMENT CORP., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FOUR DIRECTORS OF DIVERSITY INVESTMENT CORPORATION ("the firm") HOLD PERSONAL ACCOUNTS WITH THE FIRM. ALL CLIENTS OF THE FIRM ARE INTRODUCED TO A CLEARING ORGANIZATION ON A FULLY-DISCLOSED BASIS.

Signature
JUAN CONSUEGRA

CHIEF FINANCIAL OFFICER
Title

Notary Public

GLORIA FRANCAVILLA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FR5033646
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES 9/26/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DIVERSITY INVESTMENT CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

DIVERSITY INVESTMENT CORP.
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Diversity Investment Corp.

We have audited the accompanying statement of financial condition of Diversity Investment Corp. as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Diversity Investment Corp. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

DIVERSITY INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	5,984
Receivable from and deposit with clearing organization		117,028
Equipment, less accumulated depreciation of $2,724		1,871
Other assets		5,499
TOTAL ASSETS	$	130,382

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	24,580
Loan payable to bank		49,253
Total liabilities		73,833
Shareholder's equity:		
Common stock - no par value; 200 shares authorized, 50 shares issued and outstanding		500
Additional paid-in capital		786,548
Accumulated deficit		(730,499)
Total shareholder's equity		56,549
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	130,382

See accompanying notes statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Diversity Investment Corp. (the "Company") was incorporated on December 7, 2001, as a Delaware corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's business includes providing foreign and domestic securities brokerage services to U.S. and international clients, primarily institutions and high net worth individuals located in Mexico. The Company is a wholly owned subsidiary of Diversity Financial Group, LLC (the "Parent").

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statement. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2007, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non-performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company records commission revenue and related expenses on a settlement-date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Use of Estimates

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 3. CONCENTRATION OF CREDIT RISK

The Company's assets consist primarily of receivables from its clearing broker and therefore is subject to the credit risk of the clearing broker.

NOTE 4. INCOME TAXES

The Company is included with its Parent in a consolidated return for Federal tax purposes, and combined tax returns for state and local purposes. For the year ended December 31, 2007, Company incurred a net operating loss for Federal income tax purposes of approximately $98,000. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to Federal and State income tax charges or credits based on a separate company taxable income or loss using the statutory rates. Should benefits be derived from the NOL carryforward utilized in future years as a result of the consolidated tax filings, the Company would participate in these benefits under the Parent's tax allocation policy.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtness change from day to day. At December 31, 2007, the Company had net capital of $49,179, which exceeds the Company's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.50 to 1 as of December 31, 2007.

NOTE 6. LOAN PAYABLE

The Company has secured a line of credit in the amount of $50,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1.0%. At December 31, 2007, the outstanding balance was approximately $49,200. The loan is guaranteed by a principal of the Company.

NOTE 7. CONTINUING OPERATIONS

The Parent has committed to fund the Company's operating deficits, if any, through January 1, 2008. Subsequent to December 31, 2007, the Parent made a capital contribution in the amount of $6,000.

END